ROCK RESOURCES INC.
(the "Company")

02 DEC 30 AM 8:32

News Release – PRIVATE PLACEMENT OVERSUBSCRIBED

December 19, 2002

82-4504

Private Placement: Management is pleased to report that the private placement for gross proceeds of up to C$500,000 announced on November 13, 2002 has been oversubscribed, and has accordingly been increased by C$62,000. The private placement will now result in the issue of 562,000 Units for C$1.00 per Unit. Each Unit will be comprised of ten common shares and one Share Purchase Warrant which will entitle the holder to purchase three additional shares for C$0.13 per share until April 30, 2003. The proceeds from this financing will be used for general working capital, current obligations and development of mineral properties. The private placement, as amended, remains subject to regulatory approval. Commissions will be payable in connection with this private placement, in accordance with the policies of the TSX Venture Exchange.

Expropriation Claim: At the hearing on December 6, 2002, the Court of Appeal reserved judgement and management does not expect to receive the Court's judgement before March, 2003.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com